Exhibit 21.1—Subsidiaries of Diamond Hill Investment Group, Inc.

December 31, 2012

Subsidiary company and place of incorporation	Ownership
Diamond Hill Capital Management, Inc. (Ohio)	100%
Beacon Hill Fund Services, Inc. (Ohio)	100%
BHIL Distributors, Inc. (Ohio)	100%